

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2022

Charles R. Kraus
Senior Vice President, General Counsel and Corporate Secretary
DIRTT Environmental Solutions Ltd.
7303 30th Street SE
Calgary, Alberta
T2C 1N6

> **Re: DIRTT Environmental Solutions Ltd.**
> **Soliciting Materials filed pursuant to Exchange Act Rule 14a-12**
> **Filed March 16, 2022**
> **File No. 1-39061**

Dear Mr. Kraus:

    We have reviewed your March 17, 2022 response to our comment letter and have the following comment.

Soliciting Materials filed pursuant to Exchange Act Rule 14a-12 on March 16, 2022

General

1.   We have reviewed Mr. Lillibridge's affidavit, dated January 19, 2022, provided to us supplementally in response to our letter to you dated March 17, 2022, and we are unable to agree that the affidavit provides a proper factual foundation for the statements referenced in prior comment 3 of our letter to you dated March 11, 2022. Should the Company or related participants disseminate any future soliciting material with respect to this current contest, we again request that they do not use these or similar statements without providing a proper factual foundation. Statements that purport to know the motivation or intent of another soliciting party may be difficult to support and should be reconsidered, absent adequate factual foundation. In addition, as to matters for which the filing persons do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as one's opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the filing persons express. Please refer to Note (b) to Rule 14a-9.

Please direct any questions to Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Robert L. Kimball